AMENDMENT TO BY-LAWS OF
STRATTON REAL ESTATE FUND, INC.

      Pursuant to Section 2-109(b) of the Maryland General
Corporation Law and Section 6.02 of the By-Laws of Stratton
Real Estate Fund, Inc. (the "Corporation"), effective
September 27, 2011, the By-Laws of the Corporation shall be amended as follows:

Section 4.01 and Section 4.06 shall be deleted in their entirety.

      Section 4.02, Section 4.03 and Section 4.04 shall be titled "Section 4.01," "Section 4.02" and "Section
4.03,"respectively.

      Section 4.05 shall be titled "Section 4.04" and shall be amended and restated in its entirety as follows:

      Section 404. Transfer Agent and Registrar Regulations. The Corporation may, if and whenever the Board of Directors so determines, maintain, in the State of Maryland or any other state of the United States, one or more transfer offices or agencies, each in charge of a Transfer Agent designated by the Board, where the stock of the Corporation shall be transferable. If the Corporation maintains one or more such transfer offices or agencies, it also may, if and whenever the Board of Directors so determines, maintain one or more registry offices, each in charge of a Registrar designated by the Board, where such stock shall be registered. The Board may also make such additional or other rules and regulations as it may deem expedient concerning the issue, transfer and registration of stock certificates.

Section 4.07 shall be titled "Section 4.05."

      The foregoing amendments to the By-Laws of the Corporation were duly approved by resolution of the Board of Directors at a meeting held on September 27, 2011.